Molly R. Benson Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation

539 South Main Street Findlay, OH 45840 Tel: 419.421.3271 Cell: 567.208.1989 Fax: 419.421.8427 mrbenson@marathonpetroleum.com

July 31, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Reynolds, Assistant Director Office of Natural Resources

Re:	Marathon Petroleum Corporation

Registration Statement on Form S-4

Filed May 29, 2018

File No. 333-225244

Ladies and Gentlemen:

On behalf of Marathon Petroleum Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-225244) of the Company be declared effective at 10:00 a.m. on Friday, August 3, 2018, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

[Signature Follows]

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

MARATHON PETROLEUM CORPORATION

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

cc:	Michael J. Solecki, Esq.